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                                                         OMB Number:  3235-0058
                                                                SEC FILE NUMBER
                                                                      811-05845


                      UNITED STATES Expires: April 30, 2012
           SECURITIES AND EXCHANGE COMMISSION Estimated average burden
                 WASHINGTON, D.C. 20549 hours per response 2.50


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


(Check one): |_| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_|Form 10-D |X| Form N-SAR |_| Form N-CSR

For Period Ended: February 29, 2012
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|_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_|
Transition Report on Form 11-K |_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________

                  Read Instructions (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Invesco Van Kampen Senior Loan Fund
Full Name of Registrant

Van Kampen Senior Loan Fund
Former Name if Applicable

1555 Peachtree Street, N.E.
Address of Principal Executive Office (Street and Number)

Atlanta, GA  30309
City, State and Zip Code

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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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          a) The reason described in  reasonable detail in Part III of this form could not be eliminated (ithout unreasonable effort or expense

     [X] b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form [X] (1-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar 1ay following the prescribed due dated; or the subject quarterly report or transition report on Form d0-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the 1ifth calendar day following the prescribed due date; and

          c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if (pplicable.

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SEC      1344 (04-09) PERSONS WHO ARE TO RESPOND TO THE COLLECTION
         OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
         CONTROL NUMBER.
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PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, Form N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

New processes and systems for handling the Registrant's financial reporting, together with a recent fund acquisition, resulted in a substantive matter required for the release of the Registrant's financial statements being completed after the close of the EDGAR system making it impracticable for the Registrant to timely file Form N-SAR without unreasonable effort or expense.

(Attach extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Sheri L. Morris             713                    214-4354
                (Name)              (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
    Yes |X|     No [ ]

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                    Invesco Van Kampen Senior Loan Fund
                                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 1, 2012                               By: /s/Sheri L. Morris
                                                    ------------------
                                                    Sheri L. Morris
                                                    Treasurer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.